SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                          UCI MEDICAL AFFILIATES, INC.
                                (Name of Issuer)




                  Common Stock, Par Value $0.05 Per Share
                         (Title of Class of Securities)




                                  902633 10 6
                                 (CUSIP Number)



                                December 31, 1998
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

_____             Rule 13d - 1 (b)
   X              Rule 13d - 1 (c)
_____             Rule 13d - 1 (d)

CUSIP No.:  902633 10 6             13G
          ---------------



1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Marion Fletcher McFarland, III

     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / / --- ---


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                                     5.   SOLE VOTING POWER          641,353
Number of Shares
                                     6.   SHARED VOTING POWER              0
Beneficially Owned By
                                     7.   SOLE DISPOSITIVE POWER     641,353
Each Reporting Person With:
                                     8.   SHARED DISPOSITIVE POWER         0



9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES      /  /


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    9.36 %


12.      TYPE OF REPORTING PERSON
                  IN

         The statement on Schedule 13G ( the "Statement") filed on February 14, 1986 by Marion Fletcher McFarland, III with respect to the common stock, par value $0.05 per share (the "Common Stock"), of UCI Medical Affiliates, Inc. as amended by Amendment No. 1 filed in 1994 and Amendment No. 2 filed in 1998, is hereby further amended by amendments to Item 4, Ownership.

Item 4.           Ownership.

                  Items 4(a), (b), and (c) of the Statement are hereby amended by deleting the language contained under Items 4(a), (b), and
                  (c) of the Statement and substituting in their place the following:

                  "(a)     Amount Beneficially Owned:

                  Marion F. McFarland, III, M.D. has direct beneficial ownership of 641,353 shares of Common Stock. This amount includes 102,225 shares of Common Stock that Dr. McFarland has the right to acquire pursuant to currently exercisable options and options exercisable within 60 days following December 31, 1998, granted by the Company to Dr. McFarland. This amount does not include 104,450 shares of Common Stock that Dr. McFarland has the right to acquire pursuant to options that are not currently exercisable or exercisable within 60 days following December 31, 1998.

                  (b)      Percent of Class: 9.36 %

                  (c) Number of shares of Common Stock as to which Marion Fletcher McFarland has:

     (i) sole power to vote or to direct the vote: 641,353

     (ii) shared power to vote or to direct the vote: -0-

     (iii) sole power to dispose or to direct the disposition of: 641,353

     (iv) shared power to dispose or to direct the disposition of: -0-



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



/s/ Marion Fletcher McFarland, III, M.D.
Marion Fletcher McFarland, III, M.D.

Date: February 11, 1999